

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 18, 2009

Ms. Yan Guo
Chief Financial Officer
Ever-Glory International Group Inc.
100 N. Barranca Ave. #810
West Covina, CA 91791

> **RE: Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 1-34124**

Dear Ms. Guo:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 50

Note 2 – Summary of Significant Accounting Policies, page F-7

General

2. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as general and administrative expenses.

3. There are two operational models in your apparel making and trading business, which are "Cutting, Making and Trim" and "Freight on Board." Under the first model, your buyers supply you with the main raw materials and you charge them for production. Please disclose how you record sales and cost of sales for each of these models, including your accounting treatment of raw materials provided by buyers and your basis for this accounting treatment.

Earnings Per Share, page F-12

4. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please also specifically address your treatment of the 1,153,846 shares of restricted common stock which were expected to be issued in 2009 as a result of certain targets being met in 2008.

Note 9 – Income Tax, page F-17

5. We note your disclosure that you provided a 100% valuation allowance on your deferred tax assets and that deferred tax liabilities resulted from temporary differences relating to sales and purchase invoices, which, for PRC tax purposes are recorded upon issuance of invoices and are recorded upon delivery or shipment for book purposes. As such, please enhance your disclosure to comply with paragraph 43 of SFAS 109.

Note 15 – Segments, page F-25

6. You disclose on page 8 that sales to your largest customer represented approximately 29% of your total net sales in 2008. Please disclose here, for each customer who represents ten percent or more of your sales, the total amount of sales from each such customer. See paragraph 39 of SFAS 131.

7. Please disclose the amount of revenues and assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. In addition, please separately disclose the amount of revenues from external customers attributed to individual foreign countries, to the extent they are material, for each period presented. Refer to paragraph 38 of SFAS 131.

Item 9A – Controls and Procedures, page 53

8. You disclose on page 54 that there were no changes in your internal control over financial reporting during the fiscal year ended December 31, 2009. Please confirm that there were no changes during the quarter ended December 31, 2008. Refer to Item 308(c) of Regulation S-K. Please revise accordingly.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

9. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements

General

10. Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Please advise or revise accordingly.

Recent Accounting Pronouncements

Embedded Derivatives, page 8

11. You determined that the adoption of EITF No. 07-5 did not have a material impact on your consolidated financial statements. Please help us better understand how you made this determination. In this regard, please tell us the features and terms of any outstanding warrants as of January 1, 2009, including if there are any situations in which the exercise prices would change or if any of the exercise prices are denominated in a currency other than your functional currency.

MD&A

Liquidity and Capital Resources, page 33

12. Accounts receivable increased from $9.5 million at December 31, 2008 to $14.6 million at September 30, 2009, which represents an increase of 54%. Please disclose the factors that led to these increases especially given that net sales have decreased in recent periods. You should also discuss whether you expect these factors or trends to continue in future periods. Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your accounts receivable and the likelihood as to whether charges may need to be recorded. You should also consider including an analysis of days sales outstanding with a discussion of any material variances from period to period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

13. The Articles of Association of your Goldenway subsidiary required that registered capital of approximately US$17.5 million be paid by Goldenway on February 1, 2008. As of July 20, 2008, you had fulfilled US$5.6 million of its registered capital requirements and had a registered capital commitment of US$11.9 million payable by July 25, 2008. In July 2008, the Company obtained the approval from the government granting the extension to make the required capital contribution by April 25, 2009. Please disclose whether you received a further extension to make this required capital contribution. Please also disclose how you account for these capital commitments as well as how you intend to fund these commitments.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief